UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-43336

Einride AB

(Translation of registrant’s name into English)

Stadsgården 6

116 45 Stockholm

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Einride AB (the “Company”) is furnishing under the cover of Form 6-K the following:

Extraordinary General Meeting

The Company has published its notice convening an extraordinary general meeting (“EGM”) of the Company (the “Notice”) which is to be held on December 22, 2026. A copy of the Notice is being furnished as Exhibit 99.1 to this report of foreign private issuer on Form 6-K (this “Form 6-K”). Materials relating to the EGM are available on the Company’s website at https://www.einride.tech/investors.

The first proposal seeks approval of shareholders to increase the limits in the Company’s articles of association regarding share capital and number of shares to a maximum of SEK 2,694,012 and 587,577,892, respectively.

The second proposal seeks to authorize the board of directors, until the next annual general meeting, on one or several occasions, with or without deviation from the shareholders’ preferential rights, to resolve on the issuance of shares, warrants, and convertible bonds. Such issuances may be made against payment in cash, by contribution in kind or set-off, or otherwise be subject to conditions.

The proposals are intended to provide the Company’s board of directors with flexibility to resolve future capital raises until the next annual general meeting within the framework of the proposed articles of association, and to ensure that the Company can fulfill its contractual obligations.

Incorporation by Reference

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-297887), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Notice convening the extraordinary general meeting of Einride AB.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EINRIDE AB
Date: November 13, 2026
	By:	/s/ Viveka Linander Waldenor
	Name:	Viveka Linander Waldenor
	Title:	General Counsel